Exhibit 99.1



Internet Gold Announces: 012 Smile.Communications to Hold Conference Call on October 27th to Discuss Acquisition of Bezeq

Press Release
Source: Internet Gold
On 9:51 am EDT, Monday October 26, 2009

PETACH TIKVA, Israel, October 26 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), a leading Israeli communications group, invites the public to participate in a conference call of its 75.3% owned subsidiary, 012 Smile.Communications Ltd., to discuss its acquisition of the controlling stake at Bezeq The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:BZEQ) as announced on Sunday, October 25th . The conference call has been scheduled for October 27th at 09:00 AM Eastern Daylight Time/ 15:00 Israel Daylight time.

During the conference call, Mrs. Stella Handler, CEO of 012 Smile Communications will discuss the rationale and details of the transaction. Afterwards, Mrs. Stella Handler and Mr. Doron Ilan, CFO of 012 Smile Communications, will be available to answer questions.

To participate, please call one of the following access numbers several minutes before the call begins: 1-866-691-3082 (TF) from within the U.S., 1-866-228-9189
(TF) from Canada, 180-921-4368 (TF) from Israel and +1-480-629-9031 from other international locations. The conference ID number is 4178680.

The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 75.3% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.
012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Idit Azulay
    Internet Gold.
    +972-72-2003848
    i.azulay@smile.net.il